Exhibit 16.1

21 April 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for China Unicom (Hong Kong) Limited and, under the date of March 16, 2016, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015. On May 12, 2016, we were dismissed.

We have read China Unicom (Hong Kong) Limited’s statements included under Item 16F(a) of its Form 20-F dated April 21, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with China Unicom (Hong Kong) Limited’s statement that the change was recommended by the board of directors.

Very truly yours,

/s/ KPMG

Hong Kong, China